November 9,2020

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
Washington, D.C.  20549

RE: Nerium Biotechnology Inc.

 Amendment No. 1 to Registration Statement on Form 10-12G
 Filed: October 30, 2020

 File No. 000-54051

Attention: Mr. Rolf Sundwall
 Ms. Lynn Dicker
 Mr. Tim Buchmiller

 Mr. Joe McCann

We are pleased to provide our responses to your letter dated November 6, 2020.  We have provided our responses in the commentaries appended to this cover letter to each of the comments that were raised.  As appropriate, we have also referenced in these responses where revisions have been reflected in the Amendment No. 2 to the Form 10 ("Amendment No. 2") filed today on EDGAR.

Sincerely,

/ s / Dennis Knocke

CEO, Nerium Biotechnology Inc.

Nerium Biotechnology Inc. ("NBI" or the "Company")

Responses to SEC Comment Letter dated November 6, 2020

1.SEC Pharmaceutical, page 2:

We note your revisions in response to prior comment 7 but continue to note your disclosure that "there were no safety related issues reported in connection with the administration of Anvirzel at doses of up to 1.2ml/m2 day" and "Anvirzel® was first approved in Honduras based on the safety established in the Phase 1 clinical trial conducted at the Cleveland Clinic." As requested by comment 7, please remove all statements that present your conclusions regarding the safety of Anvirzel as this is a determination within the authority of the U.S. Food and Drug Administration and comparable foreign regulatory bodies. In this regard, please clarify, if true, that the FDA did not make any safety determinations with respect to Anvirzel and clarify if any Honduran regulatory body made any such safety determination. If so, please specify the name of that regulatory body.

Response:  We have removed all statements regarding our conclusions regarding the safety of Anvirzel. We have added the clarifications that the FDA has not made any safety determinations nor has any Honduran regulatory  body.

Revisions to Form 10:  For these additional revisions / disclosures, please see page 2 in Amendment No. 2.

2. SEC:  We note your revised disclosure in response to prior comment 2 that Anvirzel is a relevant, alternative treatment for modification of viruses such as HIV. Please revise to clarify, if true, that Anvirzel may or may not have the desired effect in the treatment or modification of HIV or other viruses.

Nerium Response:  The suggested revision has now been reflected in in Amendment No. 2.

Revisions to Form 10:  For additional disclosure that has been added, please see page 2 in Amendment No. 2.

3. SEC: The consolidated financial statements of our Company have been prepared on a "going concern" basis, page 6:

We note your revisions in response to prior comment 6. Please also revise to specifically disclose that your independent auditor has expressed substantial doubt about the company's ability to continue as a going concern.

Response:  This additional disclosure has now been added in Amendment No. 2.

Revisions to Form 10: Additional disclosure has been added; please see page 7 in Amendment No. 2.

4.SEC: Combining Therapeutic Dosages of Different Cardiac Glycoside Could Be Dangerous, page 12:

We note that you have removed the risk factor disclosure that "when used in combination with other cardiac glycosides (such as digoxin for congestive heart failure), Anvirzel® may have a toxic effect due to the patient exceeding the maximum tolerated dosage for cardiac glycosides." Please tell us why it is no longer appropriate to include this disclosure in your risk factor or revise your disclosure as appropriate.

Response:  We have added back the risk factor cited above in Amendment No. 2.

Revisions to Form 10: Additional disclosure has been added, please see page 12 in Amendment No.2

5. SEC:  Positive Immune Response Not Independently Proven, page 12:

We note your revisions in response to prior comment 8. Please revise to clarify, if true, that the mechanism of action, if any, is not known or understood, as appropriate. Please also revise to clarify, if true, that the results of the limited testing, which appears to have used cells lines, that suggested that Anvirzel could produce an antiviral immune response, may not be proven to show an immune response in humans.

Response:  The proposed revisions cited above have been reflected in Amendment No. 2.

Revisions to Form 10: Additional disclosure has been added; please see page 12 in  Amendment No. 2.

6.SEC:  Notes to Consolidated Financial Statements 2. Significant Accounting Policies Segment Information, page F-16:

We note your response to our prior comment 16, and your disclosures on pages two and three that you offer Nerium AD®, Nerium Advanced, and NeriumRX products within the skincare product line and that sales of your pharmaceutical products Nerium Immune and Nerium Viral have been minimal. Tell us and disclose the revenues from your pharmaceutical product line and explain to us your consideration of disclosing revenues from the product categories within your skin care product line. Refer to ASC280-10-50-40 and the aggregation criteria in ASC 280-10-55-7A through 7C.

Response: ASC 280-10 provides guidance on how to report certain information about operating segments in complete sets of financial statements of an entity and in condensed financial statements of interim periods. In determining the appropriateness of aggregating the skin care and pharmaceutical products sales, the Company has considered provisions of ASC280 - Segment Reporting; in particular ASC 280-10-50-40 and the aggregation criteria in ASC 280-10-55-7A through 7C.Our commentary is as provided below :

Overall assessment:

(a) ASC 280 permits an entity to aggregate operating results if the aggregation is consistent with the objectives and principles of ASC 280-10 and if the segments have similar economic characteristics.  The determination of "similar" depends on individual facts and circumstances.

(b) Aggregation criteria include the nature of products and services, the nature of production processes, the classes of customers for products and services offered, the methods of distribution of products and the nature of the regulatory environment.

(c) Quantitative thresholds are assessed based on the percentage of revenues, net income, and total assets of the operating segments.

(d) A company could provide financial statements that are disaggregated in several ways, for example by products and services, by geography, by legal entity or by type of customer.

Management commentary:

(a) All key operating and financial reporting decisions are made by a small number of executive officers, notably the CEO, the Executive  Vice-President of operations and the Chief Financial Officer. Management determines if operating segments have similar characteristics and meet a majority of the aggregation criteria.

(b) The method for determining what information to report is based on the way management organizes the segments for making operating decisions and assessing performance.  It focuses on financial information that management uses to make decisions about the Company's operating matters.

(c) In applying this guidance, the quantitative and qualitative used by the Company included the following considerations:

(i) The Company's skin care and pharmaceutical products have similar types of customers.  The Nerium oleander extract powder is an ingredient in all of the products which the Company sells.

(ii) Skin care revenues have historically accounted for the vast majority of total revenues reported. Going forward, it is  expected that  skin care sales will continue  to account  for the vast majority of total sales revenues .

(iii) The launch of the skincare product sales through the Company's working arrangements with Pure was not successful in 2019-2020 and its reported skin care revenues were, accordingly, significantly lower than anticipated.  The Company is now launching its Agellum initiative and anticipates that its skincare revenues will increase significantly in the future.

(iv) The Company's reported historical sales of pharmaceutical products has never been a significant percentage of total revenues.

(v) In total, the Company has not yet achieved sales volumes which generate adequate gross margins to sustain the Company's overhead costs.  The Company believes that if sales in each of the skincare products and pharmaceutical products are achieved in future, each component will have similar gross margin percentages.

(d) The components of reported sales for the twelve months ended December 31, 2019 and 2018 and for the three  and six month  periods ended June 30, 2020 are summarized as follows:

	Skincare		Pharmaceutical		Total
	$	%	$	%	$	%
Twelve months December 31, 2018	$2,740,808	95%	$149,262	5%	$2,890,070	100%
Twelve months December 31, 2019	$2,733,050	96%	$121,814	4%	$2,854,864	100%
3 months June 30, 2019	$23,947	51%	$23,289	49%	$47,236	100%
3 months June 30, 2020	$31,454	41%	$45,060	59%	$76,514	100%
6 months June 30, 2019	$209,635	78%	$58,157	22%	$267,522	100%
6 months June 30, 2020	$41,034	37%	$71,288	63%	$112,322	100%

Nerium AD, Nerium Advanced and Nerium RX are skin care products. Nerium Immune and Nerium Viral are pharmaceutical products. To date, all pharmaceutical sales as reported are  Nerium Immune  products sold from the Honduras location.

Revisions to Form 10:  Additional disclosure has been added; please see page F-16 in Amendment No. 2. where the revenues from the pharmaceutical product line are  now disclosed.

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We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Nerium Response:  Duly noted.

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